UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note

New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901), a provider of private educational services in China, today announced its unaudited financial results for the six months ended November 30, 2021 and provided business updates.

The Company has ceased its tutoring services related to academic subjects to students from kindergarten through grade nine (“K-9 Academic AST Services”) in all of its learning centers in China. The cessation of its K-9 Academic AST Services has had a substantial adverse impact on the Company’s revenues for the six months ended November 30, 2021. In addition, the Company has incurred considerable costs and expenses in connection with the termination of its lease agreements in relation to the closure of its learning centers and employee layoffs for the six months ended November 30, 2021.

The Company has shifted, and will continue to, shift its focus towards educational products and services that are not related to K-9 Academic AST Services, such as its test preparation courses, language training courses for adults and educational materials, and explore other business opportunities by leveraging its brand recognition and educational resources accumulated over its operating history. The Company’s management team will continue to work together to reshape the Company’s business operations and seek new growth initiatives.

The Company will continue to seek guidance from and cooperate with government authorities in various provinces and municipalities in China in connection with its efforts to comply with the relevant policies, guidelines and any related implementation rules, regulations and measures. The Company will further adjust its business operations as required, and update its shareholders as appropriate.

Exhibit Index

Exhibit 99.1 – Unaudited Financial Results for the Six months Ended November 30, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Stephen Zhihui Yang
Name: Stephen Zhihui Yang
Title: Executive President and Chief Financial Officer

Date: February 22, 2022